UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2023
Commission File No.: 000-30668

NOVA LTD.
(Translation of registrant’s name into English)

5 David Fikes Street, Rehovot, Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Attached hereto and incorporated by way of reference herein is a press release issued by the Registrant and entitled: “Nova to Participate in Investor Conferences in June and Meet Investors at Semicon West in July”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOVA LTD. (Registrant)

Date: May 24, 2023	By:	/s/ Dror David
Dror David
Chief Financial Officer

Company Contact:
Dror David, Chief Financial Officer
Tel: +972-73-229-5760
E-mail - investors@novami.com
Nova website link - https://www.novami.com/

Investor Relations Contact:
Miri Segal MS-IR LLC
Tel: +917-607-8654
E-mail - msegal@ms-ir.com

Nova to Participate in Investor Conferences in June and Meet Investors
at Semicon West in July

Rehovot, Israel, May 24, 2023 - Nova (Nasdaq: NVMI), a leading innovator and a key provider of metrology solutions for advanced process control used in semiconductor manufacturing, today announced that Gaby Waisman, President and Chief Executive Officer and Dror David, Chief Financial Officer, will participate in the following investor conferences in June and in Semicon West in July:

•	Stifel Cross Sector Insight Conference Format: In-person one-on-one meetings When: Tuesday, June 6 Location: InterContinental Hotel, Boston

•
Bank of America 2023 Global Technology Conference
Format: In-person fireside chat and one-on-one meetings
When: Meetings will be held on Wednesday, June 7, and the fireside chat, moderated by Vivek Aya, Managing Director, is scheduled for Thursday, June 8 at 8:40 a.m. PT
Location: The Westin St. Francis Hotel, Union Square, San Francisco

•	Semicon West Investor Meetings Format: In-person one-on-one meetings When: July 11-12 Location: Hotel Zelos, San Francisco

Management will be available for one-on-one meetings during these conferences. To schedule a meeting, contact your Stifel or Bank of America representative.

A live webcast of the Bank of America fireside chat will be available from Nova’s investor relations page link - https://www.novami.com/investors/lobby/.

To schedule meetings at Semicon West, please contact Miri Segal at E-mail: msegal@ms-ir.com.

About Nova:

Nova is a leading innovator and key provider of material, optical, and chemical metrology solutions for advanced process control in semiconductor manufacturing. Nova delivers continuous innovation by providing state-of-the-art high-performance metrology solutions for effective process control throughout the semiconductor fabrication lifecycle. Nova’s product portfolio, which combines high-precision hardware and cutting-edge software, provides its customers with deep insight into developing and producing the most advanced semiconductor devices. Nova’s unique capability to deliver innovative solutions enables its customers to improve performance, enhance product yields, and accelerate time to market. Nova acts as a partner to semiconductor manufacturers from its offices worldwide. Additional information can be found at Nova’s website link – https://www.novami.com/.

Forward looking statement:

This press release contains forward-looking statements within the meaning of safe harbor provisions of the Private Securities Litigation Reform Act of 1995 relating to future events or our future performance, such as statements regarding, but not limited to, anticipated growth opportunities and projections about our business and its future revenues, expenses and profitability. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied in those forward-looking statements. Factors that may affect our results, performance, circumstances or achievements include, but are not limited to, the following: increased information technology security threats and sophisticated computer crime; foreign political and economic risks including supply-chain difficulties; regulations that could restrict our operations such as economic sanctions and export restrictions; changes in U.S. trade policies; indirect effects of the Russia – Ukraine conflict; market instability including inflation and recessionary pressures; risks related to doing business with China; catastrophic events such as the outbreak of COVID-19; inability to protect our intellectual property; open source technology exposure; failure to compete effectively or to respond to rapid technological changes; consolidation in our industry; difficulty in predicting the length and strength of any downturn or expansion period of the market we target; factors that adversely affect the pricing and demand for our product lines; dependency on a small number of large customers; dependency on a single manufacturing facility per product line; dependency on a limited number of suppliers; difficulty in integrating current or future acquisitions; lengthy sales cycle and customer delays in orders; political, economic and military instability in Israel including related to the potential changes to the judicial system; risks related to our convertible notes; currency fluctuations; and quarterly fluctuations in our operating results. We cannot guarantee future results, levels of activity, performance or achievements. The matters discussed in this press release also involve risks and uncertainties summarized under the heading "Risk Factors" in Nova's Annual Report on Form 20-F for the year ended December 31, 2022, filed with the Securities and Exchange Commission on February 28, 2023. These factors are updated from time to time through the filing of reports and registration statements with the Securities and Exchange Commission. Nova Ltd. does not assume any obligation to update the forward-looking information contained in this press release.